VIA EDGAR

June 27, 2016

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Loan Lauren P. Nguyen, Legal Branch Chief

Re:	Blue Buffalo Pet Products, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-211377)

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed public offering of common stock, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 2:00 p.m., Washington D.C. time, on June 28, 2016, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended please be advised that there will be distributed to each underwriter or dealer, which is reasonably anticipated to participate in the distribution of the securities, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure the adequate distribution of the preliminary prospectus.

The undersigned, as Representatives of the several underwriters, advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

As Representatives of the several Underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Brittany Collier
Name: Brittany Collier
Title: Vice President

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Clayton Hale
Name: Clayton Hale
Title: Managing Director

[Signature Page to Acceleration Request]